

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

February 22, 2024

Jon Faust
Chief Financial Officer
Sanmina Corporation
2700 N. First St
San Jose, CA 95134

  Re: Sanmina Corporation
    Form 10-K for the Fiscal Year Ended September 30, 2023
    Form 8-K filed November 6, 2023
    File No. 000-21272

Dear Jon Faust:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

  Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this letter, we may have additional comments.

Form 8-K filed November 6, 2023

Exhibit 99.1
Additional Highlights, page 1

1. We note you present Non-GAAP Pre-tax ROIC but do not present the most directly comparable GAAP measure, GAAP Pre-tax ROIC with equal or greater prominence. For each non-GAAP financial measure you present, please present the most directly comparable GAAP measure with equal or greater prominence as required by Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Division of Corporation Finance's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

Form 10-K for the Fiscal Year Ended September 30, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Revenue Recognition, page 35

2. We note for certain contracts your application of the cost-to-cost method for revenue recognition requires the use of significant judgments with respect to estimated materials, labor, and subcontractor costs, included in the total estimated costs at completion. You indicate such estimates are updated on a quarterly basis and if a change in estimate is deemed necessary, the impact of the change is recognized in the period of change. Please tell us whether you have recognized any material favorable or unfavorable changes in estimates with respect to such contracts and tell us the gross amounts of favorable and unfavorable changes recognized during each period presented as part of your response. If material, please revise your disclosure to include the impacts of changes in estimate pursuant to Item 303(b)(3) of Regulation S-K.

Consolidated Financial Statements
Note 6. Financial Instruments and Concentrations of Credit Risk, page 62

3. We note certain customers represented "10% or more" of net sales during the periods presented. Please disclose the amount or percentage of net sales from **each** significant customer during each period presented and identity the segment or segments reporting the net sales as required by ASC 280-10-50-20 and ASC 280-10-50-42.

Note 15. Business Segments and Customer Information, page 73

4. Please provide the disclosures required by ASC 280-10-50-40. In this regard, we note your disclosures under Business appear to describe various products and services included in both your IMS and CPS reportable segments. In addition, please also provide all the disclosures required by ASC 280-10-50-20 and ASC 280-10-50-41. In this regard, we note your disclosures related to net sales from material individual foreign countries in Note 4 are only provided for the current fiscal year. We also note your current disclosures provide property, plant and equipment by geographic segment but you do not separately disclose your long-lived assets located in the US and by individual foreign countries, where material.

   In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Jean Yu at 202-551-3305 or Anne McConnell at 202-551-3709 with any questions.

            Sincerely,

            Division of Corporation Finance
            Office of Manufacturing